

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 16, 2017

Roger J. Biemans
Chief Executive Officer
Vantage Energy Acquisition Corp.
5221 N. O'Connor Boulevard, 11th Floor
Irving, TX 75039

> **Re: Vantage Energy Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed February 17, 2017**
> **File No. 333-216129**

Dear Mr. Biemans:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please clarify whether the 24 month period to complete a business combination may be extended either by management or by shareholder vote.

Initial Business Combination, page 4

3.	We note that you may raise additional proceeds to complete an affiliated joint acquisition by issuing to affiliated parties a class of equity or equity-linked securities. Please revise to explain whether such an issuance will reduce the percentage ownership of your then-existing shareholders.

Corporate Information, page 5

4.	Please revise your ownership diagram to specify the nature of the various ownership interests depicted, and to identify the "Other Initial Stockholders" in your company.

5.	Your ownership diagram indicates that Roger J. Biemans owns a stake in your sponsor, NGP Vantage Energy LLC, through an entity named Vantage Energy Partners, LLC. However, your prospectus makes no other reference to Vantage Energy Partners, LLC. Furthermore, you state in footnote 3 to your beneficial ownership table on page 101 that Mr. Biemans is a manager and the Chief Executive Officer of NGP Vantage Energy LLC. Please advise.

6.	We note that NGP Natural Resources XI, L.P. will be a beneficial owner of the company. Indicate who will control the voting or investment power of the shares held by NGP Natural Resources XI, L.P. Also, identify, and provide comparable information, for the "Other Initial Stockholders." See Rule 13d-3 under the Exchange Act.

Permitted Purchases of Public Shares and Public Warrants by our Affiliates, page 16

7.	Please disclose here, if true, that there is no limit on the number of public shares and public warrants that your initial stockholders, sponsor, officers, directors or their affiliates may purchase.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources